UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

CESCA THERAPEUTICS INC.
(Formerly Known As ThermoGenesis Corp.)
(Exact name of registrant as specified in its charter)

Delaware	000-16375	94-3018487
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2711 Citrus Road
Rancho Cordova, California  95742
(Address and telephone number of principal executive offices) (Zip Code)

Dan T. Bessey (916) 858-5100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Conflict Mineral Disclosure

Cesca Therapeutics Inc. (formerly known as ThermoGenesis Corp.) has initiated its due diligence regarding Conflict Minerals, and based on our due diligence to date, we have determined our products manufactured over the prior calendar year to be DRC Conflict Undeterminable.

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.thermogenesis.com/company/supplier-information/conflict-minerals-report/.   In accordance with the instructions to Item 1.01 (3) of Form SD, the foregoing discussion does not include information regarding TotipotentRX Corporation and its products which was acquired by the Company on February 19, 2014.

Section 2 Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cesca Therapeutics Inc.,
a Delaware Corporation

Dated: June 2, 2014	/s/ Dan T. Bessey
Dan T. Bessey, Chief Financial Officer